June    , 2020

Advisors Series Trust, a Delaware statutory trust

on behalf of Wasmer Schroeder High Yield Municipal Fund

c/o U.S. Bank Global Fund Services

P.O. Box 701

Milwaukee, Wisconsin 53201-0701

Schwab Investments, a Massachusetts business trust

on behalf of Schwab High Yield Municipal Bond Fund

211 Main Street

San Francisco, CA 94105

Re:	Reorganization of Wasmer Schroeder High Yield Municipal Fund into Schwab High Yield Municipal Bond Fund

Ladies and Gentlemen:

You have asked for our opinion as to certain Federal income tax consequences of the transaction described below.

Parties to the Transaction

Wasmer Schroeder High Yield Municipal Fund, a series of Advisors Series Trust, a Delaware statutory trust, is herein referred to as the “Target Fund.”

Schwab High Yield Municipal Bond Fund, a series of Schwab Investments, a Massachusetts business trust, is herein referred to as the “Acquiring Fund.”

Description of Proposed Transaction

In the proposed transaction (the “Reorganization”), the Acquiring Fund will acquire all of the assets of the Target Fund in exchange for a number of shares of each class of shares of the Acquiring Fund equal to the number of shares of each class of shares of the Target Fund outstanding at the closing and the assumption of all of the liabilities of the Target Fund. The Target Fund will then liquidate and distribute all of the Acquiring Fund shares which it holds to its shareholders pro rata in proportion to their shareholdings in the Target Fund, in complete redemption of all outstanding shares of the Target Fund, and promptly thereafter will proceed to dissolve.

Scope of Review and Assumptions

In rendering our opinion, we have reviewed and relied upon the Form of Agreement and Plan of Reorganization (the “Agreement”) among Advisors Series Trust, a Delaware statutory trust, severally

Advisors Series Trust, a Delaware statutory trust

on behalf of Wasmer Schroeder High Yield Municipal Fund

Schwab Investments, a Massachusetts business trust

on behalf of Schwab High Yield Municipal Bond Fund

June    , 2020

and not jointly on behalf of its series, the Wasmer Schroeder High Yield Municipal Fund and Schwab Investments, a Massachusetts voluntary association (commonly known as a business trust), severally and not jointly on behalf of its series, the Schwab High Yield Municipal Bond Fund dated March    , 2020, which is enclosed as Exhibit A in the proxy materials for a Special Meeting of Shareholders held                2020 which describes the proposed transaction, and on the information provided in such proxy materials. We have relied, without independent verification, upon the factual statements made therein, and assume that there will be no change in material facts disclosed therein between the date of this opinion and the closing of the Reorganization. We further assume that the transaction will be carried out in accordance with the Reorganization Agreement.

Representations

Written representations, copies of which are attached hereto, have been made to us by the appropriate officers of the Target Fund and the Acquiring Fund, and we have without independent verification relied upon such representations in rendering our opinions.

Opinions

Based on and subject to the foregoing, and our examination of the legal authority we have deemed to be relevant, we have the following opinions:

(i)    The acquisition by the Acquiring Fund of all of the assets of the Target Fund, as provided for in the Agreement, in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all of the liabilities of the Target Fund, followed by the distribution by the Target Fund to its shareholders of the Acquiring Fund Shares in complete liquidation of the Target Fund, will qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, and the Target Fund and the Acquiring Fund each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code.

(ii)    No gain or loss will be recognized by the Target Fund upon the transfer of all of its assets to, and assumption of all of its liabilities by, the Acquiring Fund in exchange solely for Acquiring Fund Shares pursuant to Section 361(a) and Section 357(a) of the Code.

(iii)    No gain or loss will be recognized by the Acquiring Fund upon the receipt by it of all of the assets of the Target Fund in exchange solely for the assumption of all of the liabilities of the Target Fund and issuance of the Acquiring Fund Shares pursuant to Section 1032(a) of the Code.

(iv)    No gain or loss will be recognized by the Target Fund upon the distribution of the Acquiring Fund Shares by the Target Fund to its shareholders in complete liquidation (in pursuance of the Agreement) of the Target Fund pursuant to Section 361(c)(1) of the Code.

(v)    The tax basis of the assets of the Target Fund received by the Acquiring Fund will be the same as the tax basis of such assets in the hands of the Target Fund immediately prior to the transfer of such assets, increased by the amount of gain, or decreased by the amount of loss, if any, recognized by the Target Fund on the transfer pursuant to Section 362(b) of the Code.

Advisors Series Trust, a Delaware statutory trust

on behalf of Wasmer Schroeder High Yield Municipal Fund

Schwab Investments, a Massachusetts business trust

on behalf of Schwab High Yield Municipal Bond Fund

June    , 2020

(vi)    The holding periods of the assets of the Target Fund in the hands of the Acquiring Fund will include the periods during which such assets were held by the Target Fund pursuant to Section 1223(2) of the Code except where investment activities of the Acquiring Fund have the effect of reducing or eliminating the holding period with respect to an asset.

(vii)    No gain or loss will be recognized by the shareholders of the Target Fund upon the exchange of all of their Target Fund shares for the Acquiring Fund Shares (including fractional shares to which they may be entitled) pursuant to Section 354(a) of the Code.

(viii)    The aggregate tax basis of the Acquiring Fund Shares received by a shareholder of the Target Fund (including fractional shares to which they may be entitled) will be the same as the aggregate tax basis of the Target Fund shares exchanged therefor pursuant to Section 358(a)(1) of the Code.

(ix)    The holding period of the Acquiring Fund Shares received by a shareholder of the Target Fund (including fractional shares to which they may be entitled) will include the holding period of the Target Fund shares exchanged therefor, provided that the shareholder held the Target Fund shares as a capital asset on the date of the exchange pursuant to Section 1223(1) of the Code.

(x)    The Acquiring Fund will succeed to and take into account the items of the Target Fund described in Section 381(c) of the Code.

(xi)    The consummation of the Reorganization will not terminate the taxable year of the Target Fund. The part of the taxable year of the Target Fund before the Reorganization and the part of the taxable year of the Acquiring Fund after the Reorganization will constitute a single taxable year of the Acquiring Fund.

The foregoing opinions are based on the Code as in effect on the date hereof and administrative and judicial interpretations of it. No assurance can be given that the Code will not change or that such interpretations will not be revised or amended adversely, possibly with retroactive effect. This opinion letter is delivered to you in satisfaction of the requirements of Section 8.5 of the Reorganization Agreement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Form N-14 relating to the Reorganization and to use of our name and any reference to our firm in such Registration Statement. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

SULLIVAN & WORCESTER LLP